Exhibit 19

ConnectOne Bancorp, Inc Trading Policy

General Prohibition on Insider Trading. No individual, regardless of position within ConnectOne Bancorp, Inc. or any of its direct or indirect subsidiaries, including ConnectOne Bank and BoeFly Inc. (the “Company”), may transfer, acquire or engage in any transactions involving the Company’s securities or those of Competitors (as defined below) (including engaging in hedging transactions or pledging such securities as collateral if otherwise permitted under this policy) while in possession of material information regarding the Company which has not yet been publicly disseminated. This prohibition applies to anyone in the Company at any level (e.g., directors, officers, employees, independent contractors, etc.), and even to individuals not employed by the Company (e.g., outside counsel, consultants, vendors, etc.) if they have access by any means including, but not limited to, tips from others to material non-public information about the Company. This prohibition also applies to trading in the securities of our customers, vendors, counterparties and actual and potential business partners and Subject Financial Institutions (as defined below) (each, a “Third Party”) if the director, officer, or employee has learned of material non-public information about that Third Party through their service to the Company.

It is difficult to describe exhaustively what constitutes material information, but one should assume that any information, positive or negative, which might be of significance to an investor in determining whether to purchase, sell or hold the Company’s or Third Party’s securities would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples include, but are not limited to, a potential business acquisition, internal financial information which has not yet been made public (for example, quarterly and annual financial information) or information which shows that the Company’s earnings will depart from their trend, the acquisition or loss of a major contract, or an important financing transaction.

For purposes of this policy, a Competitor shall mean a financial services entity engaged in businesses similar to those of the Company and whose stock price might reasonably be expected to be effected by news concerning the Company. In the event any party subject to this policy has any question of whether an entity in which the party intends to trade is a Competitor, that party should confirm with Chairman & CEO and in his absence the CFO whether the entity is a Competitor prior to trading.

Additional Restrictions Applicable to Officers subject to Section 16 (“Section 16 Officers”) and Directors:

Pre-Clearance In order to enhance compliance with this policy and legal restrictions regarding trading on inside information, the following requirements shall apply to transactions by the Company’s Section 16 Officers and directors:

•	Before engaging in any transactions (purchases, sales, transfers etc.) in the Company’s securities or those of Competitors, all Section 16 Officers and directors must confirm with the:

•	Chairman and CEO or, in his absence,

•	CFO

that the window for trading is “open” and that trading is permitted.

Unless you are specifically informed that the window is “Open”, you may not trade, either to buy or sell, or to engage in any other transactions related to or transfers of Company stock or those of Competitors.

Quarterly, the trading window will close when the Board packages are released by management for the last Board meeting of each quarter. The window will generally not reopen until two trading days after the release of a detailed earnings release.

This policy applies to transactions undertaken directly by anyone or on their behalf by a third party, such as a broker. Compliance with this policy is the responsibility of the individual, regardless of whether the transaction is made directly by such individual or through a third party on the individual’s behalf.

At the time a Section 16 Officer or director seeks clearance to trade in Company securities, they must provide the Corporate Secretary, or in their absence the Chief Accounting Officer, with all proposed details of the transaction in Company securities which they then know, such as:

•	The nature of the transaction (i.e., purchase, sale, pledge or other transfer)

•	Number or type of securities

•	How the securities are currently held or will be held (direct, indirect, and if indirect, how)

This policy shall not prohibit at any time (i) the buying or selling of the Company's stock pursuant to a trading plan fully complying with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Act”) or (ii) any transaction which is exempt from the provisions of Section 16(b) of the Act, such as the exercise of an option to purchase the Company's stock granted under the Company's equity compensation plans. However, it does include disposition of Company stock purchased through such plans. Any such transactions must still be reported to the CEO (or in his absence the CFO) and, if a Section 16 Officer or director, you are still responsible for ensuring that a Form 4 is filed in a timely fashion, i.e., within 2 business days of the trade, reflecting any such transactions. See Section 16 below.

Trading in the Stock of Potential Partner Institutions

The forgoing restrictions are designed to ensure that members of the Board and senior management of the Company (i) comply with all federal laws regarding trading on nonpublic material information and (ii) avoid even the appearance of a conflict of interest, even if inadvertent.

Purpose. The Company has a strategic plan of acting as an opportunistic participant in consolidations with other insured depository institutions, financial technology companies and other entities, in each case engaged in lines of business or activities which are permissible for the Company to engage in under law and regulation applicable to the Company (collectively, “Subject Financial Institutions”) and which meet the Board’s criteria. This means that from time to time, the Company, through senior management, may be engaged in preliminary talks with one or more Subject Financial Institutions regarding opportunities which have not yet been fully discussed with the Board. In the event a Board member or member of management subject to this policy were to purchase securities of any party with which the Company was engaged in discussions, such purchase could (i) violate federal securities laws and (ii) require the individual to recuse himself or herself from any actions with regard to any such transaction. Even with such a recusal, the individual would have created at least the appearance of a conflict of interest and could impact the Company’s ability to successfully complete such discussions.

Therefore, no individual subject to this policy may trade in the securities of any Subject Financial Institution without first confirming with the Chairman and CEO (or, in his absence, the CFO) that the Subject Financial Institution is (i) not an entity with which the Company is engaging in any preliminary discussion regarding a potential strategic transaction or (ii) not an entity which management has identified as a possible partner for a strategic transaction. For purposes of this policy, a “strategic transaction” means a merger, consolidation, purchase or sale of substantial assets or equity, or any similar type transaction.

Institutions to Which the Restrictions on Trading in Subject Financial Institution Securities Applies. This policy applies to the securities of any Subject Financial Institution, regardless of where the entity is based.

Parties to Whom the Restrictions on Trading in Subject Financial Institution Securities Applies. This policy applies to every member of the Board of Directors of the Company. This Policy also applies to each officer of the Company with the title of executive Vice President or more senior, and any other officer of the Company designated as being subject to this Policy, from time to time, by the Chairman and CEO or his designee.

Confidentiality. Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating trading in the stock. Officers, directors and employees are strictly prohibited from discussing internal Company matters or developments with anyone outside the Company, except as required in the performance of the individual’s responsibilities in his/her capacity as an officer, director or employee.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances.

Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature you should decline comment and refer the inquirer to Chairman and CEO or CFO.

Hedging and Pledging Company Securities. The Company considers it inappropriate for any director or officer to enter into speculative transactions in the Company’s securities to attempt to separate the economic risk of holding the Company’s securities from the ownership of the securities. This policy therefore prohibits the purchase or sale of puts, calls, options, or other derivative securities based on the Company’s securities. This prohibition also includes hedging or monetization transactions, such as forward sale contracts, in which the stockholder continues to own the underlying security without all the risks or rewards of ownership.

In addition, this policy prohibits pledging or hypothecating the Company’s securities held by a director or officer as collateral for a loan, including through the use of a traditional margin account with a securities broker. Pledges of hypothecations outstanding as of June 22, 20211 may remain outstanding and will not be deemed a violation of this policy, but the pledging or hypothecation of additional Company securities for a currently outstanding loan is prohibited by this policy.

The prohibitions in this subsection do not apply to a broker-assisted cashless exercise of stock options granted as part of a Company incentive plan.

Section 16. Section 16 of the Securities Exchange Act of 1934 has two components: a reporting provision and a short swing profit recapture provision. Insiders subject to Section 16 (directors, executive officers and 10% or greater shareholders) have a personal obligation to report to the SEC transactions in the Company’s common stock within fortyeight (48) hours of the transaction. Although Company personnel can assist insiders in meeting their filing obligations, these obligations are personal to the insider – they are not Company obligations. Failure to properly and timely file the necessary reports will result in the insider being listed by name in the Company’s proxy and may subject the insider to enforcement action by the SEC.

Under the short swing profit recapture provisions of Section 16, an insider is required to pay over to the Company any profits which may be derived from two non-exempt, opposite way transactions which occur within six (6) months. This would include a purchase at a lower price and a subsequent sale at a higher price, but also includes a sale at a higher price followed by a purchase at a lower price, and any other non-exempt transactions which may be matched to show a profit. Section 16 provides a private right of action in any shareholder to seek to recover these profits, and the Courts have awarded plaintiff’s counsel legal fees in these actions. There is a segment of the plaintiffs’ bar that makes a living tracking Section 16 reports looking for short swing profits and then demanding legal fees.

Avoiding short swing profit recapture liability requires prior planning by an insider, and is the personal obligation of the insider, not an obligation of the Company. Before conducting any transaction, an insider should look at all transactions conducted during the prior six (6)

1 The date that this amendment to the policy prohibiting pledging went into effect.

months and think ahead regarding any expected transactions during the next six (6) months, to ensure that the insider does not create short swing profit recapture liability.

Review of Policy. At least annually, and more frequently if this Policy is amended, the Company will review the requirements of this policy with all parties subject to this policy.